Exhibit 99.1

NR-16-11

GOLD RESERVE UPDATES ON STATUS OF AGREEMENTS WITH VENEZUELA

SPOKANE, WASHINGTON, June 23, 2016

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company” or “Gold Reserve”) announces a further extension of the previously announced Memorandum of Understanding (“MOU”) with the Bolivarian Republic of Venezuela to July 15, 2016. The execution of the previously announced settlement and mixed company (joint venture) agreements have been delayed due to recent positive events in Venezuela, such as the formation of the new “Ministry of Ecological Mining Development” and the appointment of a new Minister allowing the government to pursue the development of its mineral resources independent of the energy sector. In addition, the government, as part of the approval process for the mixed company, has recently completed an extensive technical and economic due diligence review of the Brisas-Cristinas business plan proposed by the Company.

The Attorney General of Venezuela, Reinaldo Munoz stated, “We have agreed to extend the MOU to allow additional time to finalize both agreements.”

Doug Belanger, President of Gold Reserve stated, “We believe that all the documentation related to the settlement and mixed company agreements are now substantially completed and that the signing of these agreements should take place in the very near future.”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov and www.sedar.com.

Company Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve's and its management's intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement and the development of the Brisas-Cristinas mining project. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela's ability to fund the contemplated payments to the Company pursuant to the arbitral award granted in favor of the Company and for its mining data, the anticipated capital costs of the Brisas-Cristinas mining project and the risk that the development of the Brisas-Cristinas mining project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”